As filed with the Securities and Exchange Commission on January 23, 2014

Registration No. 333-193147

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒  Pre-Effective Amendment No. 1

☐  Post-Effective Amendment No.

(Check appropriate box or boxes)

The RBB Fund, Inc.

(Exact Name of Registrant as Specified in Charter)

Bellevue Park Corporate Center, 103 Bellevue Parkway, Wilmington, DE 19809

(Address of Principal Executive Offices)

(302) 791-1851

(Registrant’s Telephone Number, including Area Code)

SALVATORE FAIA
103 Bellevue Parkway
Wilmington, DE 19809

(Name and Address of Agent for Service)

Copies to:

MICHAEL P. MALLOY, ESQUIRE
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996

Approximate Date of Proposed Public Offering:  As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for The RBB Fund, Inc. incorporates by reference the Prospectus, Statement of Additional Information, and Part C contained in the initial filing of Form N-14, which was filed with the Securities and Exchange Commission (“SEC”) on December 31, 2013.  The RBB Fund, Inc. hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SIGNATURES

Pursuant to the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Wilmington, and State of Delaware on the 23rd day of January, 2014.

THE RBB FUND, INC.

By: /s/ Salvatore Faia
Salvatore Faia
President

Pursuant to the requirements of the 1933 Act, this Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 for The RBB Fund, Inc. has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

/s/ Salvatore Faia	President (Principal Executive Officer) and Chief Compliance Officer	January 23, 2014
Salvatore Faia

/s/ Joel L. Weiss	Treasurer (Chief Financial Officer)	January 23, 2014
Joel L. Weiss

*J. Richard Carnall	Director	January 23, 2014
J. Richard Carnall

*Julian A. Brodsky	Director	January 23, 2014
Julian A. Brodsky

Arnold M. Reichman	Director	January , 2014

*Robert Sablowsky	Director	January 23, 2014
Robert Sablowsky

*Robert Straniere	Director	January 23, 2014
Robert Straniere

*Nicholas A. Giordano	Director	January 23, 2014
Nicholas A. Giordano

*Gregory P. Chandler	Director	January 23, 2014
Gregory P. Chandler

*Jay F. Nusblatt	Director	January 23, 2014
Jay F. Nusblatt

*By: /s/ Salvatore Faia		January 23, 2014

Salvatore Faia

Attorney-in-Fact pursuant
to Powers of Attorney filed as
exhibits to the Registrant’s
Registration Statement on
Form N-14 filed on December 31,
2013 (Accession No. 0001104659-13-093051)